EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
            (In thousands except Ratio of Earnings to Fixed Charges)


                                                       Three months ended
                                                         September 30,                     Years Ended,June 30,
                                                          ----------    ------------------------------------------------------------
                                                             2005           2005       2004          2003      2002          2001
                                                          ----------     ----------  ----------   ---------- ----------  -----------
                                                         (unaudited)
RATIO OF EARNINGS TO FIXED CHARGES:

 Computation of Earnings:
        Pretax income (loss) from continuing operations
        before minority interest and cumulative effect
       of change in accounting principle                  $   7,463      $   3,689   $     946    $  (8,519) $  (7,593)  $ (115,513)
        Add: Fixed Charges                                    8,492         33,382      32,826       31,534     29,017       34,373
                                                          ----------     ----------  ----------   ---------- ----------  -----------
        Total earnings (a)                                $  15,955      $  37,071   $  33,772    $  23,015  $  21,424   $  (81,140)
                                                          ==========     ==========  ==========   ========== ==========  ===========


        Interest expense                                  $   7,513      $  29,579   $  29,243    $  28,012  $  25,462   $   30,624
        Interest portion of rental expense                      979          3,803       3,583        3,522      3,555        3,749
                                                          ----------     ----------  ----------   ---------- ----------  -----------
        Total fixed charges                               $   8,492      $  33,382   $  32,826    $  31,534  $  29,017   $   34,373
                                                          ==========     ==========  ==========   ========== ==========  ===========

 RATIO OF EARNINGS TO FIXED CHARGES (a)                       1.88x          1.11x       1.03x            *          *            *
                                                          ==========     ==========  ==========   ========== ==========  ===========

(a) For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before minority interests and equity in net earnings (losses) of affiliated companies, extraordinary items and cumulative effect of accounting changes plus fixed charges. Minority interests in majority-owned subsidiaries were no deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest.

* Earnings were insufficient to cover fixed charges by $8.5 million, $7.6 million and $115.5 million for the fiscal years ended June 30, 2003, 2002 and 2001, respectively